

Mail Stop 7010

May 15, 2008

via U.S. mail and facsimile

Mr. J.W. Stewart
President and Chief Executive Officer
BJ Services Company
4601 Westway Park Blvd.
Houston, TX 77041

> **Re:** **BJ Services Company**
> **Form 10-K for Fiscal Year Ended September 30, 2007**
> **Filed November 29, 2007**
> **File No. 1-10570**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 26, 2007**
> **File No. 1-10570**

Dear Mr. Stewart:

    We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Definitive Proxy Statement filed December 26, 2007

Compensation Discussion and Analysis, page 13

Long-Term Incentives, page 16

Bonus Stock, page 18

1.   We note the amended current report on Form 8-K that you filed on April 4, 2008 and your disclosure in such report that on December 6, 2007, your compensation committee amended the performance target percentage for bonus stock awarded to certain of your named executive officers for future periods. In future filings,

please explain why your compensation committee determined to change compensation levels, such as its action in December 2007 to modify the earnings per share target from 80% to 50%. See Item 402(b)(1)(v) of Regulation S-K.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: R. Carroll
        K. Calder
        L. Nicholson